UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Viridian Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92790C104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92790C104	Page 2 of 14

1.	Name of reporting persons Venrock Healthcare Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,555,568 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,555,568 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,568 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G/A is being filed by (i) Venrock Healthcare Capital Partners III, L.P. (“VHCP-III”), VHCP Co-Investment Holdings III, LLC (“VHCP-III Co-Invest”), Venrock Healthcare Capital Partners EG, L.P. (“VHCP-EG”), VHCP Management III, LLC, the general partner of VHCP-III and the manager of VHCP-III Co-Invest (“VHCPM-III”), VHCP Management EG, LLC (VHCPM-EG”), the general partner of VHCP-EG, Nimish Shah (“Shah”) and Bong Koh (“Koh” and together with VHCP-III, VCHCP-III Co-Invest, VHCP-EG, VHCPM-III and Shah, the “Reporting Persons.”) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(2)	Consists of (i) 913,079 shares of common stock and 1,104,179 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III, (ii) 91,346 shares of common stock and 110,356 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III Co-Invest and (iii) 1,525,883 shares of common stock and 1,810,725 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-EG. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ preferred stock pursuant to the Certificates of Designation for the Series A preferred stock and Series B preferred stock as a result of the blocker provision of the Certificates of Designation described in the following sentence. The Certificates of Designation provide that the holder of preferred stock will not have a right to convert, subject to certain exceptions, the preferred stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

(3)	This percentage is calculated based upon the sum of (i) 52,586,039 shares of the Issuer’s common stock outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023 and (ii) 3,025,260 shares of common stock issuable upon conversion of Series A preferred stock and/or Series B preferred stock held by the Reporting Persons.

CUSIP No. 92790C104	Page 3 of 14

1.	Name of reporting persons VHCP Co-Investment Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,555,568 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,555,568 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,568 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G/A is being filed by (i) Venrock Healthcare Capital Partners III, L.P. (“VHCP-III”), VHCP Co-Investment Holdings III, LLC (“VHCP-III Co-Invest”), Venrock Healthcare Capital Partners EG, L.P. (“VHCP-EG”), VHCP Management III, LLC, the general partner of VHCP-III and the manager of VHCP-III Co-Invest (“VHCPM-III”), VHCP Management EG, LLC (VHCPM-EG”), the general partner of VHCP-EG, Nimish Shah (“Shah”) and Bong Koh (“Koh” and together with VHCP-III, VCHCP-III Co-Invest, VHCP-EG, VHCPM-III and Shah, the “Reporting Persons.”) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(2)	Consists of (i) 913,079 shares of common stock and 1,104,179 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III, (ii) 91,346 shares of common stock and 110,356 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III Co-Invest and (iii) 1,525,883 shares of common stock and 1,810,725 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-EG. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ preferred stock pursuant to the Certificates of Designation for the Series A preferred stock and Series B preferred stock as a result of the blocker provision of the Certificates of Designation described in the following sentence. The Certificates of Designation provide that the holder of preferred stock will not have a right to convert, subject to certain exceptions, the preferred stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

(3)	This percentage is calculated based upon the sum of (i) 52,586,039 shares of the Issuer’s common stock outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023 and (ii) 3,025,260 shares of common stock issuable upon conversion of Series A preferred stock and/or Series B preferred stock held by the Reporting Persons.

CUSIP No. 92790C104	Page 4 of 14

1.	Name of reporting persons Venrock Healthcare Capital Partners EG, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,555,568 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,555,568 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,568 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G/A is being filed by (i) Venrock Healthcare Capital Partners III, L.P. (“VHCP-III”), VHCP Co-Investment Holdings III, LLC (“VHCP-III Co-Invest”), Venrock Healthcare Capital Partners EG, L.P. (“VHCP-EG”), VHCP Management III, LLC, the general partner of VHCP-III and the manager of VHCP-III Co-Invest (“VHCPM-III”), VHCP Management EG, LLC (VHCPM-EG”), the general partner of VHCP-EG, Nimish Shah (“Shah”) and Bong Koh (“Koh” and together with VHCP-III, VCHCP-III Co-Invest, VHCP-EG, VHCPM-III and Shah, the “Reporting Persons.”) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(2)	Consists of (i) 913,079 shares of common stock and 1,104,179 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III, (ii) 91,346 shares of common stock and 110,356 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III Co-Invest and (iii) 1,525,883 shares of common stock and 1,810,725 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-EG. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ preferred stock pursuant to the Certificates of Designation for the Series A preferred stock and Series B preferred stock as a result of the blocker provision of the Certificates of Designation described in the following sentence. The Certificates of Designation provide that the holder of preferred stock will not have a right to convert, subject to certain exceptions, the preferred stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

(3)	This percentage is calculated based upon the sum of (i) 52,586,039 shares of the Issuer’s common stock outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023 and (ii) 3,025,260 shares of common stock issuable upon conversion of Series A preferred stock and/or Series B preferred stock held by the Reporting Persons.

CUSIP No. 92790C104	Page 5 of 14

1.	Name of reporting persons VHCP Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,555,568 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,555,568 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,568 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G/A is being filed by (i) Venrock Healthcare Capital Partners III, L.P. (“VHCP-III”), VHCP Co-Investment Holdings III, LLC (“VHCP-III Co-Invest”), Venrock Healthcare Capital Partners EG, L.P. (“VHCP-EG”), VHCP Management III, LLC, the general partner of VHCP-III and the manager of VHCP-III Co-Invest (“VHCPM-III”), VHCP Management EG, LLC (VHCPM-EG”), the general partner of VHCP-EG, Nimish Shah (“Shah”) and Bong Koh (“Koh” and together with VHCP-III, VCHCP-III Co-Invest, VHCP-EG, VHCPM-III and Shah, the “Reporting Persons.”) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(2)	Consists of (i) 913,079 shares of common stock and 1,104,179 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III, (ii) 91,346 shares of common stock and 110,356 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III Co-Invest and (iii) 1,525,883 shares of common stock and 1,810,725 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-EG. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ preferred stock pursuant to the Certificates of Designation for the Series A preferred stock and Series B preferred stock as a result of the blocker provision of the Certificates of Designation described in the following sentence. The Certificates of Designation provide that the holder of preferred stock will not have a right to convert, subject to certain exceptions, the preferred stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

(3)	This percentage is calculated based upon the sum of (i) 52,586,039 shares of the Issuer’s common stock outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023 and (ii) 3,025,260 shares of common stock issuable upon conversion of Series A preferred stock and/or Series B preferred stock held by the Reporting Persons.

CUSIP No. 92790C104	Page 6 of 14

1.	Name of reporting persons VHCP Management EG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,555,568 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,555,568 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,568 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G/A is being filed by (i) Venrock Healthcare Capital Partners III, L.P. (“VHCP-III”), VHCP Co-Investment Holdings III, LLC (“VHCP-III Co-Invest”), Venrock Healthcare Capital Partners EG, L.P. (“VHCP-EG”), VHCP Management III, LLC, the general partner of VHCP-III and the manager of VHCP-III Co-Invest (“VHCPM-III”), VHCP Management EG, LLC (VHCPM-EG”), the general partner of VHCP-EG, Nimish Shah (“Shah”) and Bong Koh (“Koh” and together with VHCP-III, VCHCP-III Co-Invest, VHCP-EG, VHCPM-III and Shah, the “Reporting Persons.”) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(2)	Consists of (i) 913,079 shares of common stock and 1,104,179 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III, (ii) 91,346 shares of common stock and 110,356 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III Co-Invest and (iii) 1,525,883 shares of common stock and 1,810,725 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-EG. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ preferred stock pursuant to the Certificates of Designation for the Series A preferred stock and Series B preferred stock as a result of the blocker provision of the Certificates of Designation described in the following sentence. The Certificates of Designation provide that the holder of preferred stock will not have a right to convert, subject to certain exceptions, the preferred stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

(3)	This percentage is calculated based upon the sum of (i) 52,586,039 shares of the Issuer’s common stock outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023 and (ii) 3,025,260 shares of common stock issuable upon conversion of Series A preferred stock and/or Series B preferred stock held by the Reporting Persons.

CUSIP No. 92790C104	Page 7 of 14

1.	Name of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,555,568 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,555,568 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,568 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G/A is being filed by (i) Venrock Healthcare Capital Partners III, L.P. (“VHCP-III”), VHCP Co-Investment Holdings III, LLC (“VHCP-III Co-Invest”), Venrock Healthcare Capital Partners EG, L.P. (“VHCP-EG”), VHCP Management III, LLC, the general partner of VHCP-III and the manager of VHCP-III Co-Invest (“VHCPM-III”), VHCP Management EG, LLC (VHCPM-EG”), the general partner of VHCP-EG, Nimish Shah (“Shah”) and Bong Koh (“Koh” and together with VHCP-III, VCHCP-III Co-Invest, VHCP-EG, VHCPM-III and Shah, the “Reporting Persons.”) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(2)	Consists of (i) 913,079 shares of common stock and 1,104,179 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III, (ii) 91,346 shares of common stock and 110,356 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III Co-Invest and (iii) 1,525,883 shares of common stock and 1,810,725 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-EG. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ preferred stock pursuant to the Certificates of Designation for the Series A preferred stock and Series B preferred stock as a result of the blocker provision of the Certificates of Designation described in the following sentence. The Certificates of Designation provide that the holder of preferred stock will not have a right to convert, subject to certain exceptions, the preferred stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

(3)	This percentage is calculated based upon the sum of (i) 52,586,039 shares of the Issuer’s common stock outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023 and (ii) 3,025,260 shares of common stock issuable upon conversion of Series A preferred stock and/or Series B preferred stock held by the Reporting Persons.

CUSIP No. 92790C104	Page 8 of 14

1.	Name of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,555,568 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,555,568 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,568 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G/A is being filed by (i) Venrock Healthcare Capital Partners III, L.P. (“VHCP-III”), VHCP Co-Investment Holdings III, LLC (“VHCP-III Co-Invest”), Venrock Healthcare Capital Partners EG, L.P. (“VHCP-EG”), VHCP Management III, LLC, the general partner of VHCP-III and the manager of VHCP-III Co-Invest (“VHCPM-III”), VHCP Management EG, LLC (VHCPM-EG”), the general partner of VHCP-EG, Nimish Shah (“Shah”) and Bong Koh (“Koh” and together with VHCP-III, VCHCP-III Co-Invest, VHCP-EG, VHCPM-III and Shah, the “Reporting Persons.”) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(2)	Consists of (i) 913,079 shares of common stock and 1,104,179 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III, (ii) 91,346 shares of common stock and 110,356 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III Co-Invest and (iii) 1,525,883 shares of common stock and 1,810,725 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-EG. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ preferred stock pursuant to the Certificates of Designation for the Series A preferred stock and Series B preferred stock as a result of the blocker provision of the Certificates of Designation described in the following sentence. The Certificates of Designation provide that the holder of preferred stock will not have a right to convert, subject to certain exceptions, the preferred stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

(3)	This percentage is calculated based upon the sum of (i) 52,586,039 shares of the Issuer’s common stock outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023 and (ii) 3,025,260 shares of common stock issuable upon conversion of Series A preferred stock and/or Series B preferred stock held by the Reporting Persons.

CUSIP No. 92790C104	Page 9 of 14

Introductory Note: This Schedule 13G/A is filed on behalf of Venrock Healthcare Capital Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP III”), VHCP Co-Investment Holdings III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP-III Co-Invest”), Venrock Healthcare Capital Partners EG, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP EG”), VHCP Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCPM-III”), VHCP Management EG, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCPM-EG”), Nimish Shah (“Shah”) and Bong Koh (“Koh” and together with VHCP-III, VCHCP-III Co-Invest, VHCP-EG, VHCPM-III and Shah, the “Reporting Persons”) in respect of Common Stock of Viridian Therapeutics, Inc.

Item 1.

(a)	Name of Issuer

Viridian Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

221 Crescent Street, Suite 401

Waltham, MA 02453

Item 2.

(a)	Name of Person Filing

Venrock Healthcare Capital Partners III, L.P.

VHCP Co-Investment Holdings III, LLC

Venrock Healthcare Capital Partners EG, L.P.

VHCP Management III, LLC

VHCP Management EG, LLC

Nimish Shah

Bong Koh

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:

7 Bryant Park	3340 Hillview Avenue
23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c)	Citizenship

All of the Venrock Entities were organized in Delaware. The individuals are both United States citizens.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

92790C104

CUSIP No. 92790C104	Page 10 of 14

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of December 31, 2023:

Venrock Healthcare Capital Partners III, L.P.	5,555,568	(1)
VHCP Co-Investment Holdings III, LLC	5,555,568	(1)
Venrock Healthcare Capital Partners EG, L.P.	5,555,568	(1)
VHCP Management III, LLC	5,555,568	(1)
VHCP Management EG, LLC	5,555,568	(1)
Nimish Shah	5,555,568	(1)
Bong Koh	5,555,568	(1)

(b)	Percent of Class as of December 31, 2023:

Venrock Healthcare Capital Partners III, L.P.	9.99%
VHCP Co-Investment Holdings III, LLC	9.99%
Venrock Healthcare Capital Partners EG, L.P.	9.99%
VHCP Management III, LLC	9.99%
VHCP Management EG, LLC	9.99%
Nimish Shah	9.99%
Bong Koh	9.99%

(c)	Number of shares as to which the person has, as of December 31, 2023:

(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

CUSIP No. 92790C104	Page 11 of 14

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners III, L.P.	5,555,568	(1)
VHCP Co-Investment Holdings III, LLC	5,555,568	(1)
Venrock Healthcare Capital Partners EG, L.P.	5,555,568	(1)
VHCP Management III, LLC	5,555,568	(1)
VHCP Management EG, LLC	5,555,568	(1)
Nimish Shah	5,555,568	(1)
Bong Koh	5,555,568	(1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners III, L.P.	5,555,568	(1)
VHCP Co-Investment Holdings III, LLC	5,555,568	(1)
Venrock Healthcare Capital Partners EG, L.P.	5,555,568	(1)
VHCP Management III, LLC	5,555,568	(1)
VHCP Management EG, LLC	5,555,568	(1)
Nimish Shah	5,555,568	(1)
Bong Koh	5,555,568	(1)

(1)	Consists of (i) 913,079 shares of common stock and 1,104,179 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III, (ii) 91,346 shares of common stock and 110,356 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-III Co-Invest and (iii) 1,525,883 shares of common stock and 1,810,725 shares of common stock issuable upon the conversion of Series A preferred stock and/or Series B preferred stock held by VHCP-EG. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ preferred stock pursuant to the Certificates of Designation for the Series A preferred stock and Series B preferred stock as a result of the blocker provision of the Certificates of Designation described in the following sentence. The Certificates of Designation provide that the holder of preferred stock will not have a right to convert, subject to certain exceptions, the preferred stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 92790C104	Page 12 of 14

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 92790C104	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Venrock Healthcare Capital Partners III, L.P.			VHCP Co-Investment Holdings III, LLC

By:	VHCP Management III, LLC		By:	VHCP Management III, LLC
Its:	General Partner		Its:	Manager

By:	/s/ Sherman G. Souther		By:	/s/ Sherman G. Souther
	Name:	Sherman G. Souther		Name:	Sherman G. Souther
	Its:	Authorized Signatory		Its:	Authorized Signatory

VHCP Management III, LLC			VHCP Management EG, LLC

By:	/s/ Sherman G. Souther		By:	/s/ Sherman G. Souther
	Name:	Sherman G. Souther		Name:	Sherman G. Souther
	Its:	Authorized Signatory		Its:	Authorized Signatory

Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management EG, LLC
Its:	General Partner

/s/ Sherman G. Souther
Name:	Sherman G. Souther
Its:	Authorized Signatory

Bong Koh

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

Nimish Shah

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

CUSIP No. 92790C104	Page 14 of 14

EXHIBITS

A:	Joint Filing Agreement Shah (incorporated by reference to Exhibit A of Schedule 13G/A filed February 14, 2023)

B:	Power of Attorney for Nimish Shah (incorporated by reference to Exhibit B of Schedule 13G filed October 14, 2021)

C:	Power of Attorney for Bong Koh (incorporated by reference to Exhibit C of Schedule 13G filed October 14, 2021)